 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Klausner, Ronald D. (Last) (First) (Middle) 103 JFK Parkway (Street) Short Hills, NJ 07078 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Dun & Bradstreet Corporation DNB 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/20/2003 (1) 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Senior Vice President-U.S. Sales
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	03/20/2003		M		1,010	A	$10.9861		D
Common Stock	03/20/2003		M		1,942	A	$9.5301		D
Common Stock	03/20/2003		M		2,026	A	$11.2508		D
Common Stock	03/20/2003		M		5,650	A	$10.5948		D
Common Stock	03/20/2003		M		576	A	$10,6239		D
Common Stock	03/20/2003		M		3,577	A	$11.0605		D
Common Stock	03/20/2003		M		4,791	A	$14.0731		D
Common Stock	03/20/2003		M		1,583	A	$14.4083		D
Common Stock	03/20/2003		M		883	A	$14.0381	35,437	D
								1642.742	I	By spouse
								2,673.943	I	Held in ESPP (2)
								2,026.315	I	Held in PP/IP (3)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Non-Qualified Stock Option (right to buy)	$10.9861	03/20/2003		M			1,010	12/15/1996 (4)	12/14/2003	Common Stock	1,010		0	D
Non-Qualified Stock Option (right to buy)	$9.5301	03/20/2003		M			1,942	12/21/1996 (5)	12/20/2004	Common Stock	1,942		0	D
Non-Qualified Stock Option (right to buy)	$11.2508	03/20/2003		M			2,026	12/20/1996 (6)	12/19/2005	Common Stock	2,026		0	D
Non-Qualified Stock Option (right to buy)	$10.5948	03/20/2003		M			5,650	11/15/1997 (6)	11/15/2006	Common Stock	5,650		0	D
Non-Qualified Stock Option (right to buy)	$10.6239	03/20/2003		M			576	12/18/1997 (6)	12/18/2006	Common Stock	576		0	D
Non-Qualified Stock Option (right to buy)	$11.0605	03/20/2003		M			3,577	11/01/1998	12/23/2006	Common Stock	3,577		0	D
Non-Qualified Stock Option (right to buy)	$14.0731	03/20/2003		M			4,791	12/22/1998 (6)	12/22/2007	Common Stock	4,791		0	D
Non-Qualified Stock Option (right to buy)	$14.4083	03/20/2003		M			1,583	12/21/2002 (5)	12/21/2009	Common Stock	1,583		3,167	D
Non-Qualified Stock Option (right to buy)	$14.0381	03/20/2003		M			883	01/19/2003 (5)	01/19/2010	Common Stock	883		1,767	D

Explanation of Responses:

(1) As announced by the Issuer on March 18, 2003, the Reporting Person will be terminating employment with the Issuer effective March 31, 2003.
(2) Held in ESPP (Employee Stock Purchase Plan) as of 3/10/03 (latest available date).
(3) Held in PP/IP (Profit Participation/Investment Plan) as of 03/14/03 (latest available date).
(4) One-half of the option vested each year beginning on the date indicated.
(5) The option vests in three equal annual installments beginning on the date indicated.
(6) One-fourth of the option vested each year beginning on the date indicated.

By:	Date:
/s/ Ronald D. Klausner	03/24/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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